CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions "Financial Highlights" and "Independent Registered Public Accounting Firm" in the Prospectus and "Accountants and Legal Counsel" in the Statement of Additional Information, each dated July 29, 2022, and each included in this Post-Effective Amendment No. 3 to the Registration Statement (Form N-2 No. 333-232549) of Morgan Creek Global Equity Long/Short Institutional Fund (the "Registration Statement").

We also consent to the incorporation by reference of our report dated May 27, 2022, with respect to the financial statements and financial highlights of Morgan Creek Global Equity Long/Short Institutional Fund included in the Annual Report to Shareholders (Form N-CSR) for the year ended March 31, 2022, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Dallas, Texas
July 29, 2022